Exhibit 99.3

BRENMILLER ENERGY LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, or Adv. Orin Shefler, General Counsel and Corporate Secretary, and each of the agents and proxies of the undersigned, with full power of substitution to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on April 2, 2025 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and proxy statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: April 2, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve an increase to the Company’s authorized share capital by 135,000,000 ordinary shares to 150,000,000 ordinary shares, and to amend and restate the Company’s articles of association to reflect the same, as set forth in proposal 1 of the Proxy Statement

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To approve an amendment to the Company’s articles of association to include an ‘Exclusive Forum’ section, as set forth in proposal 2 of the Proxy Statement

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.